

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2019

Brett Jackson
Chief Executive Officer
Cyren Ltd.
10 Ha-Menofim St., 5th Floor
Herzliya, Israel, 4672561
011–972–9–863–6888

> **Re: Cyren Ltd.**
> **Registration Statement on Form S-3**
> **Filed August 16, 2019**
> **File No. 333-233316**

Dear Mr. Jackson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Laurie L. Green